

February 8, 2011

VIA US MAIL AND FAX (617) 507-8487

Semyon Dukach
Chief Executive Officer
SMTP, Inc.
95 Fulkerson Street
Cambridge, MA 02141

> **Re:** **SMTP, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 3, 2011**
> **File No. 333-170912**

Dear Mr. Dukach:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Table B: Condensed Statements of Operations, page 2

1. Please revise the operating expenses and net income for the nine months ended September 30, 2009, to be consistent with the amounts reported in the Condensed Statements of Operations on page F-3.

Summary Compensation Table, page 36

2. Please revise the table to separate base salary and bonus into separate columns pursuant to Item 402(n)(2).

3. Please disclose the aggregate grant date fair value of the options granted to Mr. Harrison in 2010 computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(vi).

4. Please disclose the expiration date (August 1, 2014) for Mr. Harrison's options in a footnote to the table. We note that the expiration date in the agreement filed as exhibit 10.3 to your registration statement has been left blank.

Outstanding equity awards at fiscal year-end table

5. Please provide the disclosure required by Item 402(p).

Report of Independent Registered Public Accounting Firm, page F-2
Financial Statements for the Years Ended December 31, 2009 and December 31, 2008, pages F-3 to F-12

6. Please revise to label the above-referenced financial statements as "Restated." Include a footnote discussing the restatement and the amounts restated. Additionally, please have your auditors refer to the restatement in their audit report.

Financial Statements for the Three Months and the Nine Months Ended September 30, 2010 and September 30, 2009, pages F-1 to F-11

7. Please revise to label the above-referenced financial statements as "Restated." Include a footnote discussing the restatement and the amounts restated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

You may contact Kathryn Jacobson, accountant, at (202) 551-3365 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director